Q1 FY16 MANAGEMENT PRESENTATION 14 August 2015 Exhibit 99.4

PAGE
DISCLAIMER
This
Management
Presentation
contains
forward-looking
statements.
James
Hardie
Industries
plc
(the
“company”)
may
from
time
to
time
make
forward-looking
statements
in
its
periodic
reports
filed
with
or
furnished
to
the
Securities
and
Exchange
Commission,
on
Forms
20-F
and
6-K,
in
its
annual
reports
to
shareholders,
in
offering
circulars,
invitation
memoranda
and
prospectuses,
in
media
releases
and
other
written
materials
and
in
oral
statements
made
by
the
company’s
officers,
directors
or
employees
to
analysts,
institutional
investors,
existing
and
potential
lenders,
representatives
of
the
media
and
others.
Statements
that
are
not
historical
facts
are
forward-looking
statements
and
such
forward-looking
statements
are
statements
made
pursuant
to
the
Safe
Harbor
Provisions
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)
Words
such
as
“believe,”
“anticipate,”
“plan,”
“expect,”
“intend,”
“target,”
“estimate,”
“project,”
“predict,”
“forecast,”
“guideline,”
“aim,”
“will,”
“should,”
“likely,”
“continue,”
“may,”
“objective,”
“outlook”
and
similar
expressions
are
intended
to
identify
forward-looking
statements
but
are
not
the
exclusive
means
of
identifying
such
statements.
Readers
are
cautioned
not
to
place
undue
reliance
on
these
forward-looking
statements
and
all
such
forward-looking
statements
are
qualified
in
their
entirety
by
reference
to
the
following
cautionary
statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section
3
of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

PAGE
AGENDA
•
Overview
and
Operating
Review
–
Louis
Gries,
CEO
•
Financial
Review
–
Matt
Marsh,
CFO
•
Questions and Answers
In
this
Management
Presentation,
James
Hardie
may
present
financial
measures,
sales
volume
terms,
financial
ratios,
and
Non-US
GAAP
financial
measures
included
in
the
Definitions
and
other
terms
section
of
this
document.
The
company
presents
financial
measures
that
it
believes
are
customarily
used
by
its
Australian
investors.
Specifically,
these
financial
measures,
which
are
equivalent
to
or
derived
from
certain
US
GAAP
measures
as
explained
in
the
definitions,
include
“EBIT”,
“EBIT
margin”,
“Operating
profit
before
income
taxes”
and
“Net
operating
profit”.
The
company
may
also
present
other
terms
for
measuring
its
sales
volume
(“million
square
feet”
or
“mmsf”
and
“thousand
square
feet”
or
“msf”);
financial
ratios
(“Gearing
ratio”,
“Net
interest
expense
cover”,
“Net
interest
paid
cover”,
“Net
debt
payback”,
“Net
debt
(cash)”);
and
Non-US
GAAP
financial
measures
(“Adjusted
EBIT”,
“Adjusted
EBIT
margin”,
“Adjusted
net
operating
profit”,
“Adjusted
diluted
earnings
per
share”,
“Adjusted
operating
profit
before
income
taxes”,
“Adjusted
effective
tax
rate
on
earnings”,
“Adjusted
EBITDA”,
and
“Adjusted
selling,
general
and
administrative
expenses”.
Unless
otherwise
stated,
results
and
comparisons
are
of
the
first
quarter
of
the
current
fiscal
year
versus
the
first
quarter
of
the
prior
fiscal
year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
•
Group
net
sales
increased
3%
for
the
quarter
compared
to
pcp
1
•
Group
adjusted
net
operating
profit
increased
27%
to
US$63.5
million
for
the
quarter,
compared
to
pcp
1
•
Higher
volumes
and
average
net
sales
price
across
our
USA
and
Europe
and
Asia
Pacific
Fiber
Cement
segments
•
Results
are
largely
driven
by
lower
production
costs
due
to
the
continued
focus
on
operating
performance
and
lower
input
costs
of
our
USA
and
European
Fiber
Cement
segment
•
Our
current
quarter
USA
and
Europe
Fiber
Cement
segment
EBIT
margin
is
26.6%
compared
to
21.2%
in
the
pcp,
above
our
target
range
of
20%
to
25%
•
Subsequent
to
period
end,
approximately
1.7
million
shares
were
repurchased,
at
an
aggregate
cost
of
US$22.5
million,
under
the
previously
announced
share
buyback
program
•
We
started
up
our
sheet
machine
as
part
of
the
previously
announced
Carole
Park
capacity
expansion
project
in
the
quarter,
and
that
project
remains
on
track
KEY THEMES

1
Prior corresponding period

PAGE
GROUP OVERVIEW

Q1'16
Q1'15
Change
Adjusted EBIT (US$ millions)
89.7
71.2
26%
Adjusted EBIT Margin %
20.9%
17.1%
3.8 pts
Adjusted Net Operating Profit (US$ millions)
63.5
50.1
27%
Net operating cash flow (US$ million)
55.1
42.5
30%
Adjusted Diluted EPS (US cents)
14

27%
Three Months Ended 30 June

PAGE
USA
AND
EUROPE
FIBER
CEMENT
1
st
QUARTER
SUMMARY
8
•
Higher
volume
driven
by
modest
market
growth
•
Higher
average
net
sales
price
reflects
our
annual
price
increase
effective
1
March
2015,
partially
offset
by
the
impact
of
foreign
exchange
and
mix
•
Favorable
production
costs
driven
primarily
by
continued
performance
improvements
across
our
network
of
plants,
as
well
as
lower
freight
costs
and
input
costs
for
pulp
and
utilities
1
st
Quarter Results
Net Sales
Up
5% to US$337.0 million
Sales Volume
Up
4% to 480.0 mmsf
Average Price
Up
1% to US$686 per msf
EBIT
Up
32% to US$89.5 million
EBIT Margin
Up
540 bps to 26.6%

PAGE
1
Excludes
asset
impairment
charges
of
US$14.3
million
in
4
th
quarter
FY12,
US$5.8
million
in
3
rd
quarter
FY13
and
US$11.1
million
in
4
th
quarter
FY13
USA AND EUROPE FIBER CEMENT
9
•
We
expect
EBIT
margins
for
fiscal
year
2016
to
be
towards
the
higher
end
of,
and
may
exceed
our
stated
target
range
of
20%
to
25%,
with
a
likely
return
back
to
our
target
range
in
fiscal
year
2017
0
5
10
15
20
25
30
0
10
20
30
40
50
60
70
80
90
100
FY11
FY12
FY13
FY14
FY15
FY16
Quarterly EBIT and EBIT Margin
1
EBIT
EBIT MARGIN

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau USA FIBER CEMENT 10

PAGE USA AND EUROPE FIBER CEMENT 11 588 597 609 632 648 642 626 652 675 686 550 590 630 670 710 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 Q1 FY16 Average Net Sales Price

PAGE

•
Favorable conditions in addressable markets
•
Higher volume and sales in AUS, NZ, and Philippines
•
Higher average net sales price driven by favorable product mix and price increases
•
Higher production costs primarily driven by the impact of the depreciating Australian dollar on the US dollar price of pulp and higher plant performance driven by the start up of our Carole Park sheet machine
•
EBIT results in US Dollars were impacted by a 17% unfavorable change in the weighted average period AUD/USD exchange rate relative to the prior corresponding quarter
1
st
Quarter Results
Net Sales
Up
15% to A$117.4 million
Sales Volume
Up
10% to 119.1 mmsf
Average Price
Up
5% to A$975 per msf
US$ EBIT
1
Down
5% to US$19.7 million
A$ EBIT
1
Up
15%
to A$25.4 million
US$ EBIT Margin
1
Down
10 bps
to
21.6%
ASIA PACIFIC FIBER CEMENT 1st  QUARTER SUMMARY
1
Excludes New Zealand weathertightness
claims

FINANCIAL REVIEW Matt Marsh, CFO

PAGE
GROUP RESULTS
•
Strong earnings growth reflects:
•
Higher sales volumes across all business units
•
Higher
average
sales
prices
across
the
USA
and
Europe
and
Asia
Pacific
Fiber
Cement
segments
•
Lower input costs for the USA and Europe Fiber Cement segment driven by pulp and utilities
•
Improved
plant
performance
across
our
USA
and
Europe
Fiber
Cement
segment
•
Marginally higher organizational spend, primarily driven by higher General Corporate expense, consisting of higher stock compensation expenses and higher realized foreign exchange losses caused by the strengthening of the US dollar during the quarter
•
Net
operating
cash
flow
of
US$55.1
million
for
the
quarter
compared
to
US$42.5
million
in
the
pcp
•
Capital
allocation
remains
on
strategy
•
On 1 July 2015, we made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of our free cash flow for fiscal year 2015
•
Subsequent to period end, approximately 1.7 million shares were repurchased, at an aggregate cost of
US$22.5 million, under the previously announced share buyback program

PAGE
Net sales increased 3%
•
Higher sales volumes
•
Higher average net sales prices in local currencies
Gross profit margin increased 320 bps
•
Continued performance improvement across our US plants
•
Lower input costs in the USA and Europe Fiber Cement segment
•
Higher average net sales price
SG&A expenses increased
•
Higher stock compensation expenses due to a 14% appreciation in our stock price
•
Higher discretionary expenses and realized losses on foreign currency transactions caused by the strengthening of the US dollar
•
Partially offset by lower SG&A expenses in the business units
Non-operating expenses
•
Interest expense increased related to our debt position
•
Other income (expense) includes: gain on the sale of the Australian pipes business and favorable unrealized foreign exchange gains and interest rate swaps
•
Income tax expense increased primarily driven by the increase in operating income
RESULTS FOR THE 1
st
QUARTER
15
US$ Millions
Q1 '16
Q1 '15
% Change
Net sales
428.3
416.8
3
Gross profit
157.6
140.2
12
SG&A expenses
(61.5)
(59.9)
(3)
Research & development expenses
(7.1)
(8.4)
15
Asbestos adjustments
(4.5)
(21.5)
79
EBIT
84.5
50.4
68
Net interest expense
(5.9)
(1.1)
Other income (expense)
2.7
(3.7)
Income tax expense
(21.3)
(16.7)
(28)
Net operating profit
60.0
28.9
Three Months Ended 30 June

PAGE
1
Includes
AICF
SG&A
expenses
and
AICF
interest
income,
net
RESULTS
FOR
THE
1
st
QUARTER
(continued)
16
Asbestos adjustments
•
1% change in the AUD / USD exchange rate from beginning
to ending balance sheet date for the period compared to a
2% change in spot rates in the prior corresponding period
Adjusted net operating profit increased 27%
•
26% increase in Adjusted EBIT
•
A US$6.4 million increase in Adjusted income tax expense
•
Favorable movement in other income (expense) of US$6.4
million
•
Gross interest expense of US$5.7 million
US$ Millions
Q1 '16
Q1 '15
% Change
Net operating profit
60.0
28.9
Asbestos:
Asbestos adjustments
4.5
21.5
(79)
Other asbestos
1
0.4
0.8
(50)
New Zealand weathertightness
claims
0.2
(1.3)
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted net operating profit
63.5
50.1
27
Three Months Ended 30 June

PAGE
GROSS PROFIT -
GROUP
17
•
Gross
profit
margins
remain
strong
•
Price
improvements
continue
as
we
execute
on
pricing
strategies
and
reduce
pricing
inefficiencies
•
Input
costs
for
pulp
and
utilities
are
lower
and
plant
performance
remains
on
a
positive
trend
line
as
we
continue
to
focus
on
cost
management
and
operational
excellence
126.3
140.2
157.6
33.9
33.6
36.8
31.0
32.0
33.0
34.0
35.0
36.0
37.0
38.0
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
Q1 FY14
Q1 FY15
Q1 FY16

PAGE
US INPUT COSTS
•
The price of NBSK pulp reduced by ~5%
compared
to
pcp
1
,
while
cement
has
increased
~8%
over
pcp
1
•
The cost of
electricity for industrial users
decreased from prior period
•
The cost of gas continued to trend down quarter
over quarter
18
The information underlying the table above is sourced as follows:
•
Pulp –
Cost per ton –
from RISI
•
Gas –
Cost per thousand cubic feet for industrial users –
from US Energy Information Administration
•
Electric –
Cost per thousand kilowatt hour for industrial users –
from US Energy Information Administration
•
Cement –
Relative index from the Bureau of Labor Statistics
1
Prior corresponding period
0
1
2
3
4
5
6
7
8
9
10
0
200
400
600
800
1,000
1,200
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Quarterly US Input Costs
PULP
GAS
ELECTRIC
CEMENT

PAGE
1
Excludes New Zealand weathertightness
claims
USA and Europe Fiber Cement EBIT summary:
•
EBIT increased by 32% when compared to pcp
•
The increase for the quarter was driven by improved
plant performance, lower input costs, increased
volumes and lower segment SG&A expenses
Asia Pacific Fiber Cement EBIT summary:
•
Quarter
EBIT
1
decreased
5%
compared
to
pcp.
The
Asia Pacific Fiber Cement segment results in US
dollars were impacted by a 17% unfavorable change
in the weighted average period AUD/USD exchange
rate relative to the prior corresponding quarter.
•
EBIT
1
in
local
currency
for
the
quarter
increased
15%
compared to pcp
SEGMENT
EBIT
–
1
st
QUARTER
19
59.4
68.0
89.5
0
20
40
60
80
100
FY14
FY15
FY16
USA and Europe Fiber Cement
Q1 EBIT
21.1
20.7
19.7
21.4
22.1
25.4
0
5
10
15
20
25
30
FY14
FY15
FY16
Asia Pacific Fiber Cement
1
US$ Q1 EBIT
A$ Q1 EBIT

PAGE
1
Excludes
Asbestos
related
expenses
and
adjustments
and
ASIC
expenses
R&D summary:
•
Continued broadly in line with historic trend line on a
percentage of sales basis
•
Fluctuations reflect normal variation and timing in
number of R&D projects in process in any given period
General corporate costs:
•
Results for the quarter increased due to higher :
•
Stock compensation related to share price
appreciation
•
Discretionary expenses
•
Foreign exchange losses
SEGMENT
EBIT
–
1
st
QUARTER
20
(6.1)
(6.8)
(6.0)
(7)
(6)
(5)
FY14
FY15
FY16
Research and Development
Q1 EBIT
(6.9)
(10.7)
(13.5)
(16)
(14)
(12)
(10)
(8)
(6)
(4)
(2)
0
FY14
FY15
FY16
General Corporate Costs
1
Q1 EBIT

PAGE
CHANGES IN AUD vs. USD
•
Unfavorable impact from translation of Asia Pacific results
•
Favorable impact on corporate costs incurred in Australian dollars
•
Unfavorable impact from translation of asbestos liability balance
Earnings
Balance Sheet
N/A
N/A

PAGE
1
Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2
Excludes tax effects of Asbestos and other tax adjustments
26.5%
estimated
adjusted
effective
tax
rate
(ETR)
for
the
year
•
Adjusted
income
tax
expense
increased
due
to
the
increase
in
operating
profit
before
income
taxes,
primarily
in
the
US
•
The
difference
between
adjusted
income
tax
expense
and
income
tax
expense
increased
primarily
due
to
lower
asbestos
and
other
tax
adjustments
•
Income
taxes
are
paid
and
payable
in
Ireland,
the
US,
Canada,
New
Zealand
and
the
Philippines
•
Income
taxes
are
not
currently
paid
or
payable
in
Europe
(excluding
Ireland)
or
Australia
due
to
tax
losses.
Australian
tax
losses
primarily
result
from
deductions
relating
to
contributions
to
AICF
INCOME TAX
22
Q1’16
Q1’15
Operating profit before taxes
81.3
45.6
Asbestos:
Asbestos adjustments
1
4.9
22.3
NZ weathertightness claims
0.2
(1.3)
Adjusted net operating profit
before taxes
86.4
66.6
Adjusted income tax expense
2
(22.9)
(16.5)
Adjusted effective tax rate
26.5%
24.8%
Income tax expense
(21.3)
(16.7)
Income taxes paid
4.3
2.5
Income taxes payable
15.1
6.5
Three Months Ended 30 June

PAGE
1
CASHFLOW
23
1
Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
2
Includes capitalized interest and proceeds from sale of property, plant and equipment
(US$ Millions)
Q1'16
Q1'15
Change (%)
Net Income
60.0
28.9
Asbestos
related
1
4.6
20.9
(78)
Depreciation & amortization
18.2
16.6
10
Working capital
1.4
(0.4)
Other non-cash items
(29.1)
(23.5)
(24)
Cash Flow from Operations
55.1
42.5
30
Capital
expenditures
2
(16.4)
(48.6)
66
Acquisition of assets
(0.5)
-
Free Cash Flow
38.2
(6.1)
Dividends paid
-
(124.6)
Net payment of long-term debt
(15.0)
-
Share related activities
1.2
(6.6)
Free Cash Flow after Financing Activities
24.4
(137.3)
•
Net
income
increased
US$31.1
million
compared
to
prior
corresponding
period
•
Improved
working
capital
driven
by:
•
Improved
inventory
and
A/P
turns
•
Partially
offset
by
an
unfavorable
change
in
A/R
due
to
the
timing
of
billing
and
collections
•
Lower
capital
expenditures:
•
Reflecting
near
completion
of
our
previously
announced
US
and
Australian
capacity
projects
•
While
continuing
to
invest
in
maintenance
capital
expenditure
programs
•
Lower
financing
activities:
•
No
dividends
being
paid
in
the
current
period,
compared
to
the
US$124.6
million
payment
of
the
one-time
125
year
anniversary
special
dividend
during
the
first
quarter
of
fiscal
year
2015

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH

Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade financial
management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends within
the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns when
appropriate
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.
1
Strong
Financial
Management
Disciplined
Capital
Allocation
2
Liquidity
and
Funding
3
~$590 million of bank
facilities, 68% liquidity as of
Q’16
2.2 year weighted average
maturity of bank facilities
Completed the sale of US$325
million 8 year 5.875% senior
unsecured notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA target

PAGE
LIQUIDITY PROFILE

•
Strong
balance
sheet
position:
•
US$92.3
million
of
cash
•
US$382.6
million
of
gross
debt
•
US$590
million
of
bank
debt
facilities
•
US$325
million
8
year
unsecured
notes
2,3
•
68%
liquidity
as
of
Q1’16
•
At
30
June
2015,
net
debt
of
US$290.3
million
compared
to
net
debt
of
US$330.5
million
at
31
March
2015
•
At
30
June
2015,
we
have
US$325.0
million
in
senior
unsecured
notes
due
15
February
2023
with
an
interest
of
rate
5.875%.
Interest
is
payable
semi-
annually
in
arrears
on
15
August
and
15
February
each
year.
•
Net
Debt
within
target
range
of
1-2
times
EBITDA
excluding
asbestos
•
We
remain
in
compliance
with
all
debt
covenants
1
Debt maturities as at Q1’16 were as follows: US$50 million in Q4’16, US$150 million in Q1’17, US$100 million in
Q1’18, US$125 million Q3’18, US$40 million in Q4’19, US$125 million in Q1’20 and US$325 million in Q4’23
2
Callable from February 2018
3
Original issue discount (OID) US$2.4 million at 30 June 2015
$50
$150
$225
$40
$125
$325
FY'16
FY'17
FY'18
FY'19
FY'20
FY'23
Debt Maturity Profile
1
Liquidity Profile of Bilateral Facilities
Three months ended 30 June
Cash
US$92.3 million
Total Combined Bank Facilities
US$590.0 million
Drawn Bank Facilities
US$60.0 million
Undrawn Bank Facilities
US$530.0 million
Weighted Average Interest Rate of drawn Bank Facilities
1.4%
Fixed / Floating Interest Ratio
110% fixed
Weighted Average Term (Bank Facilities)
2.2 years
Weighted Average Term (Total Facilities)
4.1 years

PAGE
ASBESTOS CLAIMS DATA

1       Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
2       This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience
Q1 '16
Q1 '15
% Change
Claims received
139
156
11
Actuarial estimate for the period
164
153
(7)
Difference in claims received to actuarial
estimate
25
(3)
Average
claim
settlement
1
233,000
223,000
(4)
Actuarial
estimate
for
the
period
2
(A$)
302,000
289,000
(4)
Difference in claims paid to actuarial estimate
69,000
66,000
(5)
Three Months Ended  30 June
Claims Data
•
Claims
received
during
the
quarter
were
15%
below
actuarial
estimates
and
11%
lower
than
the
prior
corresponding
period
•
Mesothelioma
claims
reported
in
the
current
quarter
are
2%
above
actuarial
estimates
and
are
5%
below
the
prior
corresponding
period
•
Average
claim
settlement
sizes
are
generally
lower
across
all
disease
types
compared
to
actuarial
expectations
for
fiscal
year
2016
•
The
average
claim
settlement
is
23%
below
actuarial
estimates
and
4%
higher
than
the
prior
corresponding
period
(A$)

PAGE
•
Group
net
sales
increased
3%
for
the
quarter
when
compared
to
the
prior
corresponding
period
•
Group
adjusted
net
operating
profit
increased
27%
for
the
quarter
when
compared
to
the
prior
corresponding
period
•
Results
driven
by
higher
volumes,
average
net
sales
price
and
the
continued
focus
across
our
plants
on
operational
management
and
cost
management
across
the
Company
•
Strong
financial
management
continues
and
disciplined
capital
allocation
resulting
in:
•
Funding
organic
growth
initiatives
•
A$81.1
million
(US$62.8
million)
paid
to
AICF
on
1
July
2015,
representing
35%
of
our
free
cash
flow
for
fiscal
year
2015
•
Returning
capital
to
shareholders
through
dividends
and/or
share
buybacks
•
Net
Debt
within
target
range
of
1-2
times
EBITDA
excluding
asbestos
SUMMARY

PAGE
•
Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending
31
March
2016
is
between
US$244
million
and
US$286
million
•
Management
expects
full
year
Adjusted
net
operating
profit
to
be
between
US$240
million
and
US$270
million
assuming, among other things, housing conditions in the United States continuing to improve in line with our assumed forecasted new construction starts, input prices and production efficiencies remaining consistent and an average exchange rate at or near current levels is applicable for the remainder of the year
•
Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile
•
Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2016 GUIDANCE

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1
Asia
Pacific
Fiber
Cement
EBIT
excludes
New
Zealand
weathertightness
expense
of
US$0.2
million
in
Q1’FY16
and
benefit
of
US$1.3
million
in
Q1’FY15
2
Excludes Asbestos related expenses and adjustments
31
US$ Millions
Q1 '16
Q1 '15
% Change
Net Sales
USA and Europe Fiber Cement
337.0
$
321.5
$
5
Asia Pacific Fiber Cement
91.3
95.3
(4)
Total Net Sales
428.3
$
416.8
$
3
EBIT -
US$ Millions
USA and Europe Fiber Cement
89.5
$
68.0
$
32
Asia Pacific Fiber Cement
1
19.7
20.7
(5)
Research & Development
(6.0)
(6.8)
12
General Corporate
2
(13.5)
(10.7)
(26)
Adjusted EBIT
89.7
$
71.2
$
26
Net interest expense excluding AICF interest income
(6.0)
(0.9)
Other income (expense)
2.7
(3.7)
Adjusted income tax expense
(22.9)
(16.5)
(39)
Adjusted net operating profit
63.5
$
50.1
$
27
Three Months Ended 30 June

PAGE
1
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims, tax adjustments
2
Excludes asbestos adjustments, AICF SG&A expenses,  New Zealand weathertightness claims
KEY RATIOS
32
3 Months FY16
3 Months FY15
3 Months FY14
EPS (Diluted)
1
(US Cents)
14c
11c
12c
EBIT/ Sales (EBIT margin)
2
20.9%
17.1%
18.1%
Gearing Ratio
1
20.4%
(3.3)%
(16.5)%
Net Interest Expense Cover
2
15.0x
79.1x
84.4x
Net Interest Paid Cover
2
108.5x
89.0x
67.5x
Net Debt Payback
1.4yrs
-
-
Three Months Ended 30 June

PAGE
EBITDA –
1
st
QUARTER
33
1
Asia
Pacific
Fiber
Cement
EBIT
excludes
New
Zealand
weathertightness
expense
of
US$0.2
million
in
Q1’FY16
and
benefit
of
US$1.3
million
in
Q1’FY15.
2
EBITDA excluding Asbestos Adjustments, New Zealand weathertightness
3
Excludes Asbestos related expenses and adjustments
US$ Millions
Q1'16
Q1'15
% Change
Adjusted EBIT
USA and Europe Fiber Cement
$               89.5
$               68.0
32
Asia
Pacific
Fiber
Cement
1
19.7
20.7
(5)
Research & Development
(6.0)
(6.8)
12
General
Corporate
3
(13.5)
(10.7)
(26)
Depreciation and Amortization
USA and Europe Fiber Cement
16.0
14.4
11
Asia Pacific Fiber Cement
2.2
2.2
-
EBITDA
2
-
Asbestos adjustments
(4.5)
(21.5)
79
AICF SG&A expenses
(0.5)
(0.6)
17
New Zealand weathertightness claims
(0.2)
1.3
Total EBITDA
$            102.7
$               67.0
Three Months Ended 30 June

PAGE
NET INTEREST EXPENSE

US$ Millions
Q1 FY16
Q1 FY15
Gross interest expense
(6.6)
(0.9)
Capitalized interest
1.1
-
Interest income
0.1
0.2
Realized loss on interest rate swaps
(0.6)
(0.2)
Net interest expense excluding AICF interest
income
(6.0)
(0.9)
AICF net interest income (expense)
0.1
(0.2)
Net interest expense
(5.9)
(1.1)
Three Months Ended 30 June

PAGE
ASBESTOS FUND –
PROFORMA (unaudited)
35
A$ millions
AICF cash and investments - 31 March 2015
28.9
Insurance recoveries
3.9
Loan Drawdowns
17.7
Interest income, net
0.1
Claims paid
(36.8)
Operating costs
(1.0)
Other
0.3
AICF cash and investments - 30 June 2015
13.1

PAGE
DEFINITIONS AND OTHER TERMS
This
Management
Presentation
forms
part
of
a
package
of
information
about
the
company’s
results.
It
should
be
read
in
conjunction
with
the
other
parts
of
this
package,
including
the
Management’s
Analysis
of
Results,
Media
Release
and
Consolidated
Financial
Statements
Definitions
Non-financial Terms
AFFA
–
Amended and Restated Final Funding Agreement
AICF
–
Asbestos
Injuries
Compensation
Fund
Ltd
NBSK
–
Northern
Bleached
Soft
Kraft;
the
company's
benchmark
grade
of
pulp
Legacy
New
Zealand
weathertightness
claims
(“New
Zealand
weathertightness
claims”)
–
Expenses
arising
from
defending
and
resolving
claims
in
New
Zealand
that
allege
poor
building
design,
inadequate
certification
of
plans,
inadequate
construction
review
and
compliance
certification
and
deficient
work
by
sub-contractors

PAGE
DEFINITIONS AND OTHER TERMS
Financial
Measures
–
US
GAAP
equivalents
This
document
contains
financial
statement
line
item
descriptions
that
are
considered
to
be
non-US
GAAP,
but
are
consistent
with
those
used
by
Australian
companies.
Because
the
company
prepares
its
Consolidated
Financial
Statements
under
US
GAAP,
the
following
table
cross-references
each
non-US
GAAP
line
item
description,
as
used
in
Management’s
Analysis
of
Results
and
Media
Release,
to
the
equivalent
US
GAAP
financial
statement
line
item
description
used
in
the
company’s
Condensed
Consolidated
Financial
Statements:

PAGE
DEFINITIONS AND OTHER TERMS
EBIT
margin
–
EBIT
margin
is
defined
as
EBIT
as
a
percentage
of
net
sales
Sales
Volumes
mmsf
–
million
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
msf
–
thousand
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
Financial Ratios
Gearing
Ratio
–
Net
debt
(cash)
divided
by
net
debt
(cash)
plus
shareholders’
equity
Net
interest
expense
cover
–
EBIT
divided
by
net
interest
expense
(excluding
loan
establishment
fees)
Net
interest
paid
cover
–
EBIT
divided
by
cash
paid
during
the
period
for
interest,
net
of
amounts
capitalised
Net
debt
payback
–
Net
debt
(cash)
divided
by
cash
flow
from
operations
Net
debt
(cash)
–
Short-term
and
long-term
debt
less
cash
and
cash
equivalents
Return
on
capital
employed
–
EBIT
divided
by
gross
capital
employed

PAGE
Adjusted
EBIT
and
Adjusted
EBIT
margin
–
Adjusted
EBIT
and
Adjusted
EBIT
margin
are
not
measures
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
EBIT
and
EBIT
margin.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
39
US$ Millions
Three Months Ended 30 June
Q1 '16
Q1 '15
EBIT
84.5
$
50.4
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
New Zealand weathertightness claims
0.2
(1.3)
Adjusted EBIT
89.7
71.2
Net sales
428.3
$
416.8
$
Adjusted EBIT margin
20.9%
17.1%

PAGE
Adjusted
net
operating
profit
–
Adjusted
net
operating
profit
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
net
operating
profit.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
40
US$ Millions
Three Months Ended 30 June
Q1 '16
Q1 '15
Net operating profit
60.0
$
28.9
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
AICF interest (income) expense, net
(0.1)
0.2
New Zealand weathertightness claims
0.2
(1.3)
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted net operating profit
63.5
$
50.1
$

PAGE
Adjusted
diluted
earnings
per
share
–
Adjusted
diluted
earnings
per
share
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
diluted
earnings
per
share.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
41
NON-US GAAP FINANCIAL MEASURES
Three Months Ended 30 June
Q1 '16
Q1 '15
Adjusted net operating profit (US$ millions)
63.5
$
50.1
$
Weighted average common shares outstanding -
   Diluted (millions)
447.4
446.0
Adjusted diluted earnings per share (US cents)
14

11

PAGE
Adjusted
income
tax
expense
and
Adjusted
effective
tax
rate
–
Adjusted
income
tax
expenses
and
Adjusted
effective
tax
rate
on
earnings
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
income
tax
expense
and
effective
tax
rate,
respectively.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
42
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q1 '16
Q1 '15
Operating profit before income taxes
81.3
$
45.6
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
AICF interest (income) expense, net
(0.1)
0.2
New Zealand weathertightness claims
0.2
(1.3)
Adjusted operating profit before income taxes
86.4
$
66.6
$
Income tax expense
(21.3)
$
(16.7)
$
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted income tax expense
(22.9)
$
(16.5)
$
Effective tax rate
26.2%
36.6%
Adjusted effective tax rate
26.5%
24.8%
Three Months Ended 30 June

PAGE
Adjusted
EBITDA
–
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
an
alternative
to,
or
more
meaningful
than,
income
from
operations,
net
income
or
cash
flows
as
defined
by
US
GAAP
or
as
a
measure
of
profitability
or
liquidity.
Not
all
companies
calculate
Adjusted
EBITDA
in
the
same
manner
as
James
Hardie
has
and,
accordingly,
Adjusted
EBITDA
may
not
be
comparable
with
other
companies.
Management
has
included
information
concerning
Adjusted
EBITDA
because
it
believes
that
this
data
is
commonly
used
by
investors
to
evaluate
the
ability
of
a
company’s
earnings
from
its
core
business
operations
to
satisfy
its
debt,
capital
expenditure
and
working
capital
requirements
NON-US GAAP FINANCIAL MEASURES
43
US$ Millions
Q1 '16
Q1 '15
EBIT
84.5
$
50.4
$
Depreciation and amortization
18.2
16.6
Adjusted EBITDA
102.7
$
67.0
$
Three Months Ended 30 June

PAGE
Adjusted
selling,
general
and
administrative
expenses
–
Adjusted
selling,
general
and
administrative
expenses
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
selling,
general
and
administrative
expenses.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
44
US$ Millions
Q1 '16
Q1 '15
Selling, general and administrative expenses
61.5
$
59.9
$
Excluding:
New Zealand weathertightness claims
(0.2)

1.3

AICF SG&A expenses
(0.5)

(0.6)

Adjusted selling, general and administrative expenses
60.8
$
60.6
$
Net sales
428.3
$
416.8
$
Selling, general and administrative expenses as a percentage of net sales
14.4%
14.4%
Adjusted selling, general and administrative expenses
as a percentage of net sales
14.2%
14.5%
Three Months Ended 30 June

Q1 FY16 MANAGEMENT PRESENTATION 14 August 2015